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As filed with the Securities and Exchange Commission on May 14, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NeoRx Corporation
(Exact name of registrant as specified in its charter)

Washington	91-1261311
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)

300 Elliott Avenue West, Suite 500
Seattle, Washington 98119-4114
(206) 281-7001
(Address, including zip code, and telephone number,
including area code, of registrant's principal executive offices)

Anna L. Wight
Vice President, Legal
NeoRx Corporation
300 Elliott Avenue West, Suite 500
Seattle, Washington 98119-4114
(206) 281-7001
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copies to:

Faith M. Wilson
Perkins Coie LLP
1201 Third Avenue, Suite 4800
Seattle, Washington 98101-3099
(206) 359-3237

        Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. ☐

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act of 1933, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title Of Each Class Of Securities To Be Registered	Amount to Be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price	Amount Of Registration Fee

Common Stock, $0.02 par value	243,711	$2.72	$662,894	$84.00

(1)
Pursuant to Rule 416 under the Securities Act of 1933, as amended, this registration statement also covers additional shares of common stock that may be issued as a result of stock splits, stock dividends or similar events.

(2)
Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices for the common stock of NeoRx Corporation on May 11, 2004, as reported on the Nasdaq SmallCap Market.

        The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until this Registration Statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this Prospectus is not complete and may be changed. The selling shareholder may not sell these securities until the registration filed with the Securities and Exchange Commission is effective. This Prospectus is not an offer to sell these securities, and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

243,711 Shares

Common Stock

        This prospectus relates to the public offering of up to 243,711 shares of our common stock by the selling shareholder. The selling shareholder acquired the shares from us in a private placement in April 2004.

        We will not receive any proceeds from the sale of the shares of common stock by the selling shareholder.

        Our common stock is traded on the Nasdaq SmallCap Market under the symbol "NERX." On May 11, 2004 the last reported sale price of the common stock was $2.70 per share.

        See "Risk Factors" beginning at page 5 to read about certain factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is

NEORX CORPORATION

        NeoRx is a cancer therapeutics company developing products for targeted delivery of anti-cancer agents, including radioactive pharmaceuticals, to tumor sites.

        Our lead product candidate is STR™ (Skeletal Targeted Radiotherapy). STR is in phase III clinical development for treatment of multiple myeloma, a cancer of the body's antibody-producing cells originating in the bone marrow. STR is designed to deliver radiation specifically to sites of cancer in the bone and bone marrow. This reduces exposure of healthy tissues other than bone to the potentially toxic effects of the radiation. Our STR product consists of a bone-seeking molecule called DOTMP, which deposits the radioactive substance, holmium-166, in the skeleton. We produce STR for our phase III trial at our manufacturing facility in Denton, Texas.

        We are developing STR for use with high-dose chemotherapy and stem cell transplantation. High-dose chemotherapy and stem cell transplantation, using the patient's own stored stem cells, currently offer myeloma patients the best chance to achieve a complete response to therapy. A complete response to therapy occurs if a characteristic myeloma protein in the patient's blood completely disappears. A complete response has been shown in numerous studies to be associated with a better chance of long-term survival. However, according to data from the International Blood and Marrow Transplant Registry, the proportion of patients who achieve a complete response to high-dose chemotherapy and stem cell transplantation is typically 30% or less, and the overall survival of patients at three years after transplantation is only in the range of 48-59%. We believe that adding STR to high-dose chemotherapy and stem cell transplantation may increase patient long-term survival without adding to the toxic effects caused by these treatments.

        In October 2003, we reached agreement with the U.S. Food and Drug Administration on our phase III clinical trial design. This agreement, called a Special Protocol Assessment, establishes the number of patients to be studied and how and when the drug's safety and effectiveness will be determined. At the same time, the FDA confirmed that a single phase III trial is sufficient to obtain marketing approval for STR, provided that the drug is shown to be safe and effective in the trial. We opened our phase III trail of STR to patient enrollment in March 2004. We plan to seek the FDA's permission during 2004 to begin additional, early-stage clinical studies of STR in patients with breast cancer, leukemia and multiple myeloma tandem transplant.

        In April 2004, we acquired the worldwide exclusive rights, excluding Japan, to develop, manufacture and commercialize NX 473, a platinum-based anti-cancer agent. We currently are evaluating our clinical strategy with respect to NX 473. We expect to initiate phase II clinical studies of NX 473 in one or more cancer indications in the first half of 2005.

        Since our inception in 1984, we have dedicated substantially all of our resources to research and development. We have not generated any significant revenue from product sales to date and have operated at a loss in each year of our existence. We had a net loss of $5.1 million for the year ended December 31, 2003, a net loss of $23.1 million for the year ended December 31, 2002, and a net loss of $23.8 million for the year ended December 31, 2001. We expect our losses to continue in the future as we expand our clinical trials and increase our research and development activities. We will need to raise additional capital to fund our STR phase III clinical trial, develop our newly acquired platinum-based compound, NX 473, and address our future operating cash needs. We may not be able to obtain required additional financing on a timely basis, on acceptable terms, or at all. Clinical studies are inherently uncertain, and our phase III trial of STR may not confirm the results we achieved in our earlier clinical trials. If STR or any future proposed products are not shown to be safe and effective, we will not receive the required regulatory approvals for commercial sale of such products. Further, we may not be able to manufacture STR or other proposed products in commercial quantities or market such products successfully.

        Our long-term corporate goals include forming one or more strategic partnerships to help us develop and commercialize STR in Europe and possibly in the US. Further, we will seek to raise additional capital through the sale of securities or the establishment of other funding mechanisms. We also may address our need for additional capital by pursuing opportunities for the licensing, sale or divestiture of certain non-core intellectual property and other assets.

        Our principal executive office and mailing address is 300 Elliott Avenue West, Suite 500, Seattle, WA 98119-4114, and our telephone number is (206) 281-7001. Our web site address is http://www.neorx.com. The information contained in our web site does not constitute part of, nor is it incorporated by reference into, this prospectus.

RISK FACTORS

        In addition to the other information contained in this prospectus, you should carefully read and consider the following risk factors before purchasing our common stock. Each of these risks could harm our business, operating results and financial condition, as well as decrease the value of an investment in our stock. This investment involves a high degree of risk.

Risks Related to Our Business

We have a history of operating losses, we expect to continue to incur losses, and we may never become profitable.

        We have not been profitable since our formation in 1984. As of March 31, 2004, we had an accumulated deficit of $219.5 million. Our net loss for the quarter ended March 31, 2004 was $4.9 million. We had net losses of $5.1 million for the year ended December 31, 2003, $23.1 million for the year ended December 31, 2002, and $23.8 million for the year ended December 31, 2001. These losses have resulted principally from costs incurred in our research and development programs and from our general and administrative activities. To date, we have been engaged only in research and development activities and have not generated any significant revenues from product sales. We do not anticipate that our proposed STR™ (Skeletal Targeted Radiotherapy) product will be commercially available for several years, if at all. We expect to incur additional operating losses in the future. These losses may increase significantly if we expand clinical development, manufacturing and commercialization efforts.

        Our ability to achieve long-term profitability is dependent upon obtaining regulatory approvals for our STR product candidate and any other proposed products and successfully commercializing our products alone or with third parties.

We will need to raise additional capital, and our future access to capital is uncertain.

        It is expensive to develop cancer therapy products and conduct clinical trials for these products. Total estimated costs to complete the STR clinical trial and potentially obtain marketing approval are in the range of $35-40 million, including the cost of clinical drug supply. Although we currently are focusing on our STR product candidate for multiple myeloma, we plan in the future to simultaneously conduct clinical trials and preclinical research for a number of different indications and cancer therapy products, which is costly. Our future revenues may not be sufficient to support the expense of our operations and the conduct of our clinical trials and preclinical research. We will need to raise additional capital to:

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  fund operations;

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  continue research and development of STR and any other product candidates;

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  commercialize STR or any other proposed products; and

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  develop and implement a clinical program for our newly-acquired NX 473 platinum compound.

        We believe that our available cash and investment securities will be sufficient to fund our anticipated working capital and capital requirements with respect to our STR phase III program at least through the second quarter of 2005. We will require additional funds for our NX 473 clinical program, which currently is expected to begin in the first half of 2005. In the event that sufficient additional funds are not obtained, we may be required to delay, reduce or curtail the scope of our NX 473 clinical program and other product development efforts.

        We may seek to raise capital through the sale of equity and/or debt securities or the development of other funding mechanisms. We are seeking to form a strategic partnership for STR development and commercialization in Europe and possibly in the U.S. We also may address our need for additional capital by pursuing opportunities for the licensing, sale or divestiture of certain non-core intellectual property and other assets. The amount of additional financing we need will depend on a number of factors, including the following:

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  the rate of progress and costs of our clinical trial and research and development activities, including costs and availability of clinical materials from third-party suppliers, and our ability to manufacture STR in a timely and cost-effective manner;

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  actions taken by the FDA and other regulatory authorities;

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  the scope and timing our NX 473 clinical program;

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  the costs of discontinuing projects and technologies or decommissioning existing facilities, if we undertake those activities;

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  the timing and amount of milestone or other payments we might receive from potential strategic partners or from potential licenses;

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  our degree of success in commercializing our STR product candidate and other cancer therapy product candidates;

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  the emergence of competing technologies and products and other adverse market developments; and

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  the costs of preparing, filing, prosecuting, maintaining and enforcing patent claims and other intellectual property rights.

        We may not be able to obtain additional financing on a timely basis, on favorable terms, or at all. If we are unable to raise additional funds when we need them, we may be required to delay, reduce or eliminate some or all of our development programs and some or all of our clinical trials. For example, in July 2002, in order to preserve limited resources, we curtailed our Pretarget product development program. The discontinued Pretarget activities included our Pretarget® Lymphoma and Pretarget® Carcinoma phase I/II clinical studies and manufacturing development activities associated with the Pretarget programs. At the time of program termination, we had completed phase I safety studies for Pretarget Lymphoma in patients with non-Hodgkin's lymphoma and for Pretarget Carcinoma in patients with gastrointestinal adenocarcinoma. We may in the future be forced by cost considerations and limited access to funding to, as occurred with the Pretarget program, discontinue development and testing of product candidates in which we have invested considerable time and money. Additionally, we may be forced to partner with third parties to develop or commercialize products or technologies that we otherwise would have sought to develop independently. Such relationships may not be on terms as commercially favorable to us as might otherwise be the case. If we raise additional funds by issuing common stock or securities convertible into or exercisable for common stock, further dilution to shareholders may result, and new investors could have rights superior to current security holders.

Our potential products must undergo rigorous clinical testing and regulatory approvals, which could be costly, time consuming, and subject us to unanticipated delays or prevent us from marketing any products.

        The manufacture and marketing of our proposed STR product and our research and development activities are subject to regulation for safety, efficacy and quality by the FDA in the United States and comparable authorities in other countries.

        The process of obtaining FDA and other required regulatory approvals, including foreign approvals, is expensive, often takes many years and can vary substantially depending on the type, complexity and novelty of the products involved. Our STR product candidate is novel; therefore, regulatory agencies lack direct experience with it. This may lengthen the regulatory review process, increase our development costs and delay or prevent commercialization of our STR product candidate.

        In October 2000, the FDA placed all of our clinical trials of STR on clinical hold because of a serious toxicity that developed in about 10% of patients treated with STR on our STR phase I/II trials in multiple myeloma. This toxicity, which is called thrombotic thrombocytopenic purpura/hemolytic uremic syndrome (TTP/HUS), emerged six to 13 months after treatment. As a condition to lifting the clinical hold, the FDA requested that we collect additional data from a small number of multiple myeloma patients to validate the patient-specific dosing method we used in earlier studies of STR and which we proposed to use in our planned pivotal trial program. In addition, the FDA asked us to quantify the exposure of certain organs, including the kidney, the bone and the bone marrow, to radiation from STR. Quantification of the exposure of internal organs to radiation is called dosimetry. The dosimetry study also used an adjusted radiation dosage and a revised administration regimen. We submitted data from our dosimetry study to the FDA in February 2003, along with a proposal for further clinical development of STR in patients with primary refractory myeloma (myeloma that has not been responsive to conventional first-line chemotherapy), using a revised dosing method. The FDA lifted the clinical hold in April 2003.

        TTP/HUS is a syndrome that sometimes occurs in patients conditioned for bone marrow transplant with total body irradiation. It is believed to be caused, at least in part, by radiation injury to the kidneys. Of the seven patients who developed TTP/HUS believed to be related to treatment with STR, two were alive at last follow-up in 2003. Three patients died with disease progression, making it difficult to determine the cause of death, and two patients died without disease progression, suggesting that TTP/HUS may have been a cause of death. Our studies indicated that the occurrence of drug-related TTP/HUS in the phase I/II trials was dependent on the dose of STR administered. The lowest dose at which drug-related TTP/HUS occurred was 938 mCi/m2. In the phase III trial, the dose of STR has been reduced to 750 mCi/m2. No cases of drug-related TTP/HUS have been seen among the ten patients treated in the phase I/II studies at comparable doses of STR.

        No cancer product using our technologies has been approved for marketing. Consequently, there is no precedent for the successful commercialization of products based on our technologies. In addition, we have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals. This may impede our ability to obtain timely approvals from the FDA or foreign regulatory agencies. We will not be able to commercialize our STR product candidate until we obtain regulatory approval, and consequently any delay in obtaining, or inability to obtain, regulatory approval could harm our business.

        If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, we may be fined, forced to remove a product from the market or experience other adverse consequences, including delay, which could materially harm our financial results. Additionally, we may not be able to obtain the labeling claims necessary or desirable for product promotion. In addition, if we or other parties identify serious side effects after any of our products are on the market, or if manufacturing problems occur, regulatory approval may be withdrawn and reformulation of our products, additional clinical trials, changes in labeling of our products, and/or additional marketing applications may be required.

        The requirements governing the conduct of clinical trials and manufacturing and marketing of our proposed STR product outside the United States vary widely from country to country. Foreign approvals may take longer to obtain than FDA approvals and can involve additional testing. Foreign regulatory approval processes include all of the risks associated with the FDA approval processes. Also, approval of a product by the FDA does not ensure approval of the same product by the health authorities of other countries.

We may take longer to complete our clinical trials than we project, or we may be unable to complete them at all.

        We opened the phase III trial of STR to patient enrollment in March 2004. We ultimately plan to conduct our STR phase III trial at as many as 40 clinical sites in the US and Canada. To accomplish this goal, we have prioritized the list of prospective sites according to their readiness, experience and projected rate of patient accrual, and intend to open them on a rolling basis. Presently, we have opened four sites and expect at least two more sites to open in late May 2004. Although we have not yet treated our first patient, a number of potential patients currently are undergoing screening and stem cell mobilization. We anticipate that the phase III trial will take several years to complete and we do not expect to submit a New Drug Application (NDA) before mid-2007 for the potential approval of STR by the FDA. The actual time to completion of our STR phase III clinical trial, however, depends upon numerous factors, including:

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  our ability to obtain adequate additional funding;

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  our receipt of approvals by the FDA and other regulatory agencies and the timing thereof;

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  other actions by regulators;

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  the rate of progress and costs of our other clinical trial and research and development activities;

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  our ability to produce sufficient, reliable and affordable supplies of the STR compound for clinical studies, and to access third-party supplies of holmium-166, the radioactive substance used in our STR product candidate, as well as other materials used in the manufacture of the STR compound;

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  the costs of maintaining manufacturing operations;

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  the extent of scheduling conflicts with participating clinicians and clinical institutions; and

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  our ability to identify and enroll patients who meet trial eligibility criteria.

        We may not advance or complete our planned phase III clinical trial for our STR product candidate as projected, may not conduct it successfully, or may not complete it at all.

        We currently rely on academic institutions and clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our proposed STR product. Further, we are seeking to enter into license agreements, partnerships or other collaborative arrangements to support financing, development and commercialization of our STR product candidate in Europe and possibly in the U.S. To the extent that we now or in the future participate in such collaborative arrangements, we will have less control over the timing, planning and other aspects of our clinical trials. If we fail to advance or complete, or experience delays in or are forced to curtail our planned clinical program, our stock price and our ability to conduct our business could be harmed.

If testing of a particular product does not yield successful results, we will be unable to commercialize that product.

        Our research and development programs are designed to test the safety and efficacy of our proposed products in humans through extensive preclinical and clinical testing. We may experience numerous unforeseen events during, or as a result of, the testing process that could delay or prevent commercialization of our proposed STR product or any other proposed products, including the following:

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  safety and efficacy results obtained in early human clinical trials may not be indicative of results obtained in later clinical trials;

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  the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

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  after reviewing test results, we or any potential collaborators may abandon projects that we previously believed were promising;

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  our potential collaborators or regulators may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks; and

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  the effects of our potential products may not be the desired effects or may include undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

        Clinical testing is very expensive, can take many years, and the outcome is uncertain. The data that we may collect from our planned phase III clinical trial may not be sufficient to support regulatory approval of our proposed STR product. The clinical trials of our proposed STR product and other proposed products may not be completed on schedule, and the FDA or foreign regulatory agencies may not ultimately approve any of our product candidates for commercial sale. Our failure to adequately demonstrate the safety and efficacy of a cancer therapy product under development would delay or prevent regulatory approval of the product, which would prevent us from marketing the proposed product.

Success in early clinical trials may not be indicative of results obtained in later trials.

        Results of early preclinical and clinical trials are based on a limited number of patients and may, upon review, be revised or negated by authorities or by later stage clinical results. Historically, the results from preclinical testing and early clinical trials often have not been predictive of results obtained in later clinical trials. A number of new drugs and therapeutics have shown promising results in initial clinical trials, but subsequently failed to establish sufficient safety and effectiveness data to obtain necessary regulatory approvals. Data obtained from preclinical and clinical activities are subject to varying interpretations, which may delay, limit or prevent regulatory approval.

We are dependent on suppliers for the timely delivery of materials and services and may experience in the future interruptions in supply.

        For our STR product to be successful, we need sufficient, reliable and affordable supplies of the STR compound for clinical studies. This requires developing and maintaining reliable and affordable third-party suppliers of commercial quantities of the radioactive substance holmium-166, and the targeting agent DOTMP, used in our STR product candidate. Sources of these materials may be limited, and we, or potential third-party suppliers of the STR compound, may be unable to obtain these materials in amounts and at prices necessary to successfully commercialize our STR product. Timely delivery of the holmium-166 component material and of the finished STR compound is critical. For example, holmium-166 loses its effectiveness for treating patients within a short period of time. As a result, the STR product must be shipped within 24 hours of its manufacture to the site where the patient is to be treated. Failures or delays in the manufacturing and shipping processes could compromise the quality and effectiveness of our product.

        There are, in general, relatively few sources of the holmium-166 component of our STR product. Historically, we have depended on a single source vendor, the University of Missouri Research Reactor facility group (MURR) located in Columbia, Missouri. In March 2004, we entered into a contract, under which MURR is responsible for the manufacture, including process qualification, quality control, packaging and shipping, of holmium-166 for our phase III trial. Our contract with MURR is for an initial term of one year, which we may extend for up to two additional years. The contract may be terminated by either party if the other party breaches the contract and such breach is not cured, if MURR fails to fulfill our purchase orders on a timely basis, or if any regulatory authority orders either party to stop manufacturing or using holmium-166. Under the contract, we pay a fixed price per unit of holmium-166 ordered, subject to certain minimum purchase requirements, and fixed amounts for handling and maintenance. While MURR generally has provided us materials with acceptable quality, quantity and cost in the past, it may become unable or unwilling to meet our future demands, or demands of potential third-party suppliers of our STR compound. If MURR or an alternate supplier is unable or unwilling to provide supplies of holmium-166 at a cost and on other terms acceptable to us, the manufacture and delivery of our STR product candidate could be impaired, and we may suffer delays in, or be prevented from, initiating or completing further clinical trials of our STR product candidate.

        We obtain DOTMP, the targeting agent for STR, from The Dow Chemical Company, from which we license the STR technology. Because we license the STR technology from Dow, we historically have not felt it necessary to enter into a formal supply agreement with Dow. We currently have a sufficient supply of DOTMP on hand to complete our phase III studies.

Our current debt obligations may restrict our operating and financing flexibility and could, in an event of default, impair our cash resources and assets.

        In connection with our 2001 purchase of the radiopharmaceutical manufacturing plant and other assets located in Denton, TX, we assumed $6,000,000 principal amount of restructured debt held by Texas State Bank, McAllen, TX. The loan, which matures in April 2009, is secured by the assets acquired in the transaction. The interest rate on the loan was 4.00% on March 31, 2004. The interest rate is equal to the bank prime rate and adjusts as the prime rate changes. The loan provides for a maximum annual interest rate of 18%. Principal and interest are payable in monthly installments. Principal and interest paid on the note during the first quarter of 2004 totaled $139,000. In December 2003, we sold a non-essential portion of our Denton facility, the proceeds of which ($827,000) were applied to reduce the outstanding balance on the loan. As of March 31, 2004, the outstanding balance of the loan was $4,405,000. The fixed monthly payments on the note are recalculated in April of each year based on the then current bank prime interest rate and outstanding note balance. The bank prime interest rate of 4.00% was in effect on the payment recalculation date in April 2004, resulting in an estimated total fixed payment obligation in 2004, reflecting both principal and interest, of $486,000.

        During 2002 and early 2003, we reduced the staff at the Denton facility to four employees and operated the facility in standby mode. In the second half of 2003, we re-staffed the facility in preparation for resumption of manufacturing activities in the first quarter of 2004. The terms of the Texas State Bank loan provide that an event of default may be deemed to occur if we abandon, vacate or discontinue operations on a substantial portion of the Denton facility or there is a material adverse change in our operations. We do not believe that operating the facility in standby mode during 2002 and early 2003 violated these provisions, nor has Texas State Bank suggested that it views such activities as a potential violation. We can provide no assurance, however, that Texas State Bank will not some time in the future seek to rely on these or other provisions of the loan to declare us in default of the loan. If this were to occur, Texas State Bank could declare the entire outstanding amount of the loan ($4,405,000 at March 31, 2004) due and immediately payable. In such case, our cash resources and assets could be impaired depending on our ability to raise funds through a sale of the Denton facility and other means. Based on a November 2002 appraisal of the Denton facility, the fair value of the facility and its assets exceeds the amount of the outstanding debt.

If we cannot negotiate and maintain collaborative arrangements with third parties, our research, development, manufacturing, sales and marketing activities may not be cost-effective or successful.

        Our success will depend in significant part on our ability to attract and maintain collaborative partners and relationships to support the development, sale, marketing, distribution and manufacture of STR and any other future product candidates and technologies in the US and Europe. At present, we have two material collaborative agreements. The first is the exclusive worldwide (except in Australia) license granted to us by The Dow Chemical Company for the development and commercial sale of STR. Under that license, we are solely responsible for the development and commercialization of STR. Dow retains the obligation, at its cost, to prosecute patent applications and maintain, extend and defend all patents. Dow is entitled to certain payments under the license if and when we receive final approval for commercial sale of STR in various jurisdictions. After final approval, Dow will be entitled to certain royalties and milestone payments based on our annual net sales of STR and related products. If we are successful in achieving all milestones under the Dow agreement, our total milestone payments to Dow would be $8,500,000. We cannot be certain of the extent of our success, if any, in commercializing STR and attaining established milestones. The license agreement may be terminated by either party for breach. We can terminate the license at any time upon prior written notice to Dow. Dow may terminate the license if we cease to carry on our business as a result of liquidation, bankruptcy or insolvency. If not earlier terminated, the license agreement will continue in effect until expiration of all patents licensed under the agreement. We currently anticipate such expiration date to be February 3, 2015. Upon expiration of the Dow license agreement, we will retain from Dow a fully paid-up license to use unpatented technology related to STR. If Dow were to breach its obligations under the license, or if the license expires or is terminated and we cannot renew, replace, extend or preserve our rights under the license agreement, our STR development efforts and our business could be significantly adversely affected.

        Our second material collaborative agreement is the exclusive worldwide (except Japan) license granted to us by AnorMED, Inc. for the development and commercial sale of an anti-cancer platinum compound, NX 473. Under that license, we are solely responsible for the development and commercialization of NX 473. AnorMED retains the obligation, at its cost, to prosecute patent applications and maintain, extend and defend all patents. The parties executed the license agreement in April 2004, at which time we paid AnorMED a one-time upfront milestone payment of $1 million in NeoRx common stock and $1 million in cash. The agreement also provides for additional milestone payments to AnorMED of up to $13 million, payable in cash or a combination of cash and NeoRx common stock. These milestones include our successful completion of an NX 473 phase II study or initiation of an NX 473 phase III study, submission to the FDA of an NDA for NX 473, regulatory approval from the FDA of NX 473 and the attainment of certain levels of annual net sales of NX 473. Upon regulatory approval, AnorMED also would receive royalty payments of up to 15% on product sales. We cannot be certain of the extent of our success, if any, in commercializing NX 473 and attaining established milestones. The license agreement may be terminated by either party for breach, if the other party files a petition in bankruptcy or insolvency or for reorganization, or is dissolved, liquidated or makes assignment for the benefit of creditors. We can terminate the license at any time upon prior written notice to AnorMED. If not earlier terminated, the license agreement will continue in effect, in each country in the territory in which the licensed product is sold or manufactured, until the earlier of (i) expiration of the last valid claim of a pending or issued patent covering the licensed product in that country or (ii) a specified number of years after first commercial sale of the licensed product in that country. We currently are developing a strategy for initiating our NX 473 clinical program. If AnorMED were to breach its obligations under the license, or if the license expires or is terminated and we cannot renew, replace, extend or preserve our rights under the license agreement, we would be unable to move forward with our plan to undertake NX 473 clinical studies.

        In connection with our STR product development and manufacturing activities, we rely on third-party contractors to perform for us, or assist us with, certain specialized services, including process support and equipment validation at the Denton facility, drug dispensing and shipping, and clinical trial management. We are not materially dependent on our relationship with any of these contractors. However, because these contractors provide specialized services, their activities and quality of performance may be outside our direct control. If these contractors do not perform their obligations in a timely manner, or if we encounter difficulties with the quality of services we receive from these contractors, we may incur additional costs and delays in our STR phase III trial and any other product development activities, which could have a material negative effect on our business.

        Only one of our current employees has any experience selling, marketing and distributing therapeutic products. To the extent we are successful in obtaining approval for the commercial sale of STR or any other product candidate, we may need to secure one or more corporate partners to conduct these activities. We may not be able to enter into partnering arrangements in a timely manner or on terms acceptable to us. To the extent that we enter into co-promotion or other licensing arrangements, our product revenues are likely to be lower than if we directly marketed and sold our products, and any revenues we receive would depend upon the efforts of third parties, which efforts may not be successful. If we are not able to secure adequate partnering arrangements, we would have to hire additional employees or consultants with expertise in sales, marketing and distribution. Employees with relevant skills may not be available to us. Additionally, any increase in the number of employees would increase our expense level and could have a material adverse effect on our financial position.

Any delays in our STR manufacturing operations in Denton, TX, or failure to operate the facility in a cost-effective manner and in accordance with regulatory requirements, could adversely affect our ability to proceed with our STR phase III trials on a timely and cost-effective basis.

        In April 2001, we purchased a manufacturing facility and certain other assets located in Denton, TX. In addition to the manufacturing facility, we purchased existing equipment, documentation and certain processes. The facility is operated in accordance with current Good Manufacturing Practices (cGMP) and was issued appropriate radiation permits by the Texas Department of Health. This manufacturing facility assumed responsibility for all aspects of the manufacture of the STR compound, including process qualification, quality control, packaging and shipping, and production of the clinical material for our completed STR dosimetry study. We believe that the Denton facility has the capabilities and capacity to serve as the principal manufacturing site for the STR compound for our phase III clinical trial and for potential commercial manufacture. We resumed our manufacturing activities at the Denton facility in February 2004. Our ability to continue to utilize the Denton facility as our primary manufacturing site for the STR compound in the future will depend on a number of factors, including:

  •
  actions taken by the FDA and the timing thereof;

  •
  our ability to obtain adequate additional funding and the timing thereof;

  •
  our ability to access sufficient, reliable and affordable third-party supplies of holmium-166;

  •
  the costs of maintaining manufacturing operations;

  •
  our ability to retain qualified personnel; and

  •
  the availability and cost of potential third-party suppliers of STR.

        If in the future we decide to transition the STR production process to a third-party supplier, such third-party supplier could require significant start-up time to qualify and implement the manufacturing process. In such case, our ability to move forward with further STR clinical and commercial development could be adversely affected and we may incur significant additional costs in connection with manufacturing operations. Further, there can be no assurance that manufacturing alternatives would be available on a timely or cost-effective basis.

        We, or any potential third-party manufacturers, must continuously adhere to cGMP regulations enforced by the FDA through its facilities inspection program. If our facilities or the facilities of these manufacturers cannot pass a pre-approval plant inspection, the FDA will not grant an NDA for our proposed products. In complying with cGMP and foreign regulatory requirements, we and any of our third-party manufacturers will be obligated to expend time, money and effort in production, record-keeping and quality control to assure that our products meet applicable specifications and other requirements. If we, or any of our third-party manufacturers, fail to comply with these requirements, we may be subject to regulatory action.

We face substantial competition in the development of cancer therapies and may not be able to compete successfully, and our potential products may be rendered obsolete by rapid technological change.

        The competition for development of cancer therapies is intense. There are numerous competitors developing products to treat the diseases for which we are seeking to develop products. We initially are focusing clinical development of our STR product candidate on the treatment of multiple myeloma. Several companies, including Celgene Corp. and Millennium Pharmaceuticals, Inc., also are developing and testing therapeutics for multiple myeloma. In May 2003 Millennium obtained FDA approval for its Velcade™ therapeutic for treatment of multiple myeloma patients who have received at least two prior therapies and demonstrated disease progression on the last therapy. In addition, a number of established pharmaceutical companies, including GlaxoSmithKline, Novartis AG and Bristol-Myers Squibb Co., are developing proprietary technologies or have enhanced their capabilities by entering into arrangements with, or acquiring, companies with technologies applicable to the treatment of cancer. Many of our existing or potential competitors have, or have access to, substantially greater financial, research and development, marketing and production resources than we do and may be better equipped than we are to develop, manufacture and market competing products. Our competitors may have, or may develop and introduce, new products that would render our technology and proposed STR product less competitive, uneconomical or obsolete.

        We also expect to face increasing competition from universities and other non-profit research organizations. These institutions, which carry out a significant amount of cancer research and development, are becoming increasingly aware of the commercial value of their findings and more active in seeking patent and other proprietary rights, as well as licensing revenues.

If we are unable to protect our proprietary rights, we may not be able to compete effectively, or operate profitably.

        Our success is dependent in part on obtaining, maintaining and enforcing our patents and other proprietary rights and our ability to avoid infringing the proprietary rights of others. Patent law relating to the scope of claims in the biotechnology field in which we operate is still evolving and, consequently, patent positions in our industry may not be as strong as in other, better-established fields. Accordingly, the United States Patent and Trademark Office (USPTO) may not issue patents from the patent applications owned by or licensed to us. If issued, the patents may not give us an advantage over competitors with similar technologies.

        We own over 100 patents issued in the United States and in foreign jurisdictions and have licenses to additional patents. However, the issuance of a patent is not conclusive as to its validity or enforceability and it is uncertain how much protection, if any, will be given to our patents if we attempt to enforce them and they are challenged in court or in other proceedings, such as oppositions, which may be brought in foreign jurisdictions to challenge the validity of a patent. A third party may challenge the validity or enforceability of a patent after its issuance by the USPTO. It is possible that a competitor may successfully challenge our patents or that a challenge will result in limiting their coverage. Moreover, the cost of litigation to uphold the validity of patents and to prevent infringement can be substantial. If the outcome of litigation is adverse to us, third parties may be able to use our patented invention without payment to us. Moreover, it is possible that competitors may infringe our patents or successfully avoid them through design innovation. We may need to file lawsuits to stop these activities. These lawsuits can be expensive and would consume time and other resources, even if we were successful in stopping the violation of our patent rights. In addition, there is a risk that a court would decide that our patents are not valid and that we do not have the right to stop the other party from using the inventions. There is also the risk that, even if the validity of our patents was upheld, a court would refuse to stop the other party on the ground that its activities do not infringe our patents.

        In addition, the protection afforded by issued patents is limited in duration. With respect to our STR product in development in the United States, we currently rely primarily on US patent numbers USPN 4,882,142 (expiring December 19, 2008) and USPN 5,059,412 (expiring October 22, 2008), both of which are licensed to us by The Dow Chemical Company. We may be able to rely on the Hatch-Waxman Act to extend the term of a US patent covering STR after regulatory approval of STR in the United States. In addition, we have patent applications pending in the United States that include claims directed to the treatment of bone-associated cancers (including multiple myeloma) using the STR product with other cancer treatments.

        Under our license agreement with Dow, Dow retains the obligation, at its cost, to prosecute patent applications and maintain, extend and defend all licensed patents. Dow has the first right to sue any third party infringers of the STR patents. If Dow does not file suit, we have the right to sue the infringer at our own expense.

        In addition to the intellectual property rights described above, we rely on unpatented technology, trade secrets and confidential information. Therefore, others may independently develop substantially equivalent information and techniques or otherwise gain access to or disclose our technology. We may not be able to effectively protect our rights in unpatented technology, trade secrets and confidential information. We require each of our employees, consultants and advisors to execute a confidentiality agreement at the commencement of an employment or consulting relationship with us. However, these agreements may not provide effective protection of our information or, in the event of unauthorized use or disclosure, they may not provide adequate remedies.

The use of our technologies could potentially conflict with the rights of others.

        Our competitors or others may have or may acquire patent rights that they could enforce against us. In such case, we may be required to alter our products, pay licensing fees or cease activities. If our products conflict with patent rights of others, third parties could bring legal actions against us claiming damages and seeking to enjoin manufacturing and marketing of the affected products. If these legal actions are successful, in addition to any potential liability for damages, we could be required to obtain a license in order to continue to manufacture or market the affected products. We may not prevail in any legal action and a required license under the patent may not be available on acceptable terms.

We may incur substantial costs as a result of litigation or other proceedings relating to patent and other intellectual property rights.

        The cost to us of any litigation or other proceedings relating to intellectual property rights, even if resolved in our favor, could be substantial. Some of our competitors may be better able to sustain the costs of complex patent litigation because they have substantially greater resources. If there is litigation against us, we may not be able to continue our operations. If third parties file patent applications, or are issued patents claiming technology also claimed by us in pending applications, we may be required to participate in interference proceedings in the USPTO to determine priority of invention. We may be required to participate in interference proceedings involving our issued patents and pending applications. We may be required to cease using the technology or license rights from prevailing third parties as a result of an unfavorable outcome in an interference proceeding. A prevailing party in that case may not offer us a license on commercially acceptable terms.

Product liability claims in excess of the amount of our insurance would adversely affect our financial condition.

        The testing, manufacturing, marketing and sale of STR and any other proposed cancer therapy products may subject us to product liability claims. We are insured against such risks up to a $10 million annual aggregate limit in connection with clinical trials of our products under development and intend to obtain product liability coverage in the future. However, insurance coverage may not be available to us at an acceptable cost. We may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome, product liability claims may result in decreased demand for a product, injury to our reputation, withdrawal of clinical trial volunteers and loss of revenues. As a result, regardless of whether we are insured, a product liability claim or product recall may result in losses that could be material.

Our use of radioactive and other hazardous materials exposes us to the risk of material environmental liabilities, and we may incur significant additional costs to comply with environmental laws in the future.

        Our research and development and manufacturing processes, as well as the manufacturing processes that may be used by our collaborators, involve the controlled use of hazardous and radioactive materials. As a result, we are subject to foreign, federal, state and local laws, rules, regulations and policies governing the use, generation, manufacture, storage, air emission, effluent discharge, handling and disposal of certain materials and wastes in connection with our use of these materials. Although we believe that our safety procedures for handling and disposing of such materials comply with the standards prescribed by such laws and regulations, we may be required to incur significant costs to comply with environmental and health and safety regulations in the future. In the event that we discontinue operations in facilities that have had past research and manufacturing processes where hazardous or radioactive materials have been in use, we may have significant decommissioning costs associated with the termination of operation of these facilities. These potential decommissioning costs also may reduce the market value of the facilities and may limit our ability to sell or otherwise dispose of these facilities in a timely and cost-effective manner. In addition, the risk of accidental contamination or injury from hazardous or radioactive materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any resulting damages, and any such liability could exceed our resources. Our current insurance does not cover liability for the clean-up of hazardous waste materials or other environmental risks.

Even if we bring products to market, changes in healthcare reimbursement could adversely affect our ability to effectively price our products or obtain adequate reimbursement for sales of our products.

        The levels of revenues and profitability of biotechnology companies may be affected by the continuing efforts of government and third-party payors to contain or reduce the costs of healthcare through various means. For example, in certain foreign markets, pricing or profitability of prescription pharmaceuticals is subject to governmental control. In the United States, there have been, and we expect that there will continue to be, a number of federal and state proposals to implement similar governmental controls. It is uncertain what legislative proposals will be adopted or what actions federal, state or private payors for healthcare goods and services may take in response to any healthcare reform proposals or legislation. Even in the absence of statutory change, market forces are changing the healthcare sector. We cannot predict the effect healthcare reforms may have on the development, testing, commercialization and marketability of our proposed cancer therapy products. Further, to the extent that such proposals or reforms have a material adverse effect on the business, financial condition and profitability of other companies that are prospective collaborators for certain of our potential products, our ability to commercialize our products under development may be adversely affected. In addition, both in the United States and elsewhere, sales of prescription pharmaceuticals depend in part on the availability of reimbursement to the consumer from third-party payors, such as governmental and private insurance plans. Third-party payors are increasingly challenging the prices charged for medical products and services. If we succeed in bringing one or more products to market, we cannot be certain that these products will be considered cost-effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive or profitable basis.

The loss of key employees could adversely affect our operations.

        Since July 2002, we have implemented three reductions in force. Also in January 2003, we accepted the resignations of Richard Ghalie, MD, Vice President, Medical and Regulatory Affairs, and Les Sabo, Vice President, Manufacturing. Jack L. Bowman was named Executive Chairman and became Chairman of our Board of Directors on March 11, 2003. Douglass B. Given, MD, PhD, resigned as President, Chief Executive Officer and a Director of the Company on June 30, 2003. On that date, Mr. Bowman was named Chief Executive Officer and Karen Auditore-Hargreaves, PhD, was promoted to Chief Operating Officer of the Company. Dr. Auditore-Hargreaves was elected President of the Company effective December 5, 2003. Neile Grayson, PhD, resigned as Vice President, Corporate Development, in January 2004. Although Mr. Sabo and Drs. Given and Grayson were officers of the Company, we did not, at the time of their resignations, consider them key employees in terms of our STR product development activities or other programs. Dr. Ghalie, as Vice President, Medical and Regulatory Affairs, was considered a key employee of the Company. We did not experience any material disruptions or delays as a consequence of the resignations of any or all of Mr. Sabo and Drs. Grayson, Given or Ghalie. Dr. Given and Mr. Sabo have been replaced. Dr. Grayson's position has been eliminated and her responsibilities reassigned to other members of management. Dr. Ghalie's position currently is vacant, and we are actively seeking a replacement. We elected to delay recruiting a replacement for Dr. Ghalie until the FDA-imposed clinical hold on STR was lifted. In the interim, medical and other professional employees of the Company and outside consultants have performed, and will continue to perform, the administrative and managerial responsibilities previously assigned to Dr. Ghalie. Melinda G. Kile resigned as Vice President, Finance, effective April 16, 2004. On that date, Michael K. Jackson was promoted to Chief Accounting Officer and assumed responsibility for senior financial duties on an interim basis. As principal financial officer, Ms. Kile was considered a key employee of the Company, and we intend to seek a replacement. We did not experience any material disruptions or delays as a consequence of Ms. Kile's resignation.

        Jerry McMahon, Ph.D. was appointed Chief Executive Officer of the Company, effective May 11, 2004. Mr. Bowman retired from his position as Chief Executive Officer on that date and will not stand for re-election as a director at our Annual Meeting of Shareholders scheduled for May 18, 2004. In light of Mr. Bowman's decision to retire, the number of director positions to be filled at the Annual Meeting and the number of nominees recommended for election in our proxy statement has been reduced from seven to six. Mr. Bowman will continue to serve as Chairman of the Board until the Annual Meeting. We currently do not expect to experience any material disruption or delays as a consequence of Mr. Bowman's retirement.

        As of May 11, 2004, we had a total work force of 42 full-time employees and one part-time employee. Our success depends, to a significant extent, on the continued contributions of our principal management, scientific, and manufacturing personnel. The loss of the services of one or more of these individuals could delay our STR product development activities or other programs and research and development efforts. We do not maintain key-person life insurance on any of our officers, employees or consultants.

        Competition for qualified employees among companies in the biotechnology and biopharmaceutical industry is intense. Our future success depends upon our ability to attract, retain and motivate highly skilled employees and consultants. In order to commercialize our proposed products successfully, we will in the future be required to expand substantially our workforce, particularly in the areas of manufacturing, clinical trials management, regulatory affairs, business development and sales and marketing. These activities will require the addition of new personnel, including management, and the development of additional expertise by existing management personnel. Our current financial situation may make it more difficult to attract and retain key employees.

        We have change in control agreements and severance agreements with all of our executive officers and consulting agreements with various of our scientific advisors. Our agreements with our executive officers provide for "at will" employment, which means that each executive may terminate his or her service with us at any time. In addition, our scientific advisors may terminate their services to us at any time. As of the date of this report, no current key employee has announced his or her intention to leave the company.

Risks Related to Our Common Stock

Our common stock listing was transferred from The Nasdaq National Market to The Nasdaq SmallCap Market; failure to maintain continued listing on Nasdaq could affect its market price and liquidity.

        Our common stock listing was transferred from The Nasdaq National Market to The Nasdaq SmallCap Market on March 20, 2003. We elected to seek a transfer to The Nasdaq SmallCap Market because we had been unable to regain compliance with The Nasdaq National Market minimum $1.00 bid price requirement for continued listing. By transferring to The SmallCap Market, we were afforded an extended grace period in which to satisfy The SmallCap Market $1.00 minimum bid price requirement. On May 6, 2003, we received notice from Nasdaq confirming that we are in compliance with the $1.00 SmallCap minimum bid price requirement. As a result of rule changes adopted by Nasdaq in March 2003, we will not be eligible to relist our common stock on The Nasdaq National Market unless and until our common stock maintains a minimum bid price of $5.00 per share for 90 consecutive trading days and we otherwise comply with the initial listing requirements for The Nasdaq National Market. Trading on The Nasdaq SmallCap Market may have a negative impact on the value of our common stock, because securities trading on The Nasdaq SmallCap Market typically are less liquid than those traded on The Nasdaq National Market.

        If our common stock is delisted from The Nasdaq SmallCap Market, we would likely seek quotation on the American Stock Exchange or a regional stock exchange, if available. Such listing could reduce the market liquidity for our common stock. If our common stock is not quoted on another market or exchange, trading of our common stock could be conducted in the over-the-counter market on an electronic bulletin board established for unlisted securities such as the Pink Sheets or the OTC Bulletin Board. As a result, an investor would find it more difficult to dispose of, or obtain accurate quotations for the price of, our common stock.

        If our common stock is delisted from The Nasdaq SmallCap Market, and if we fail to obtain quotation on another market or exchange, and if the trading price remains below $5.00 per share, then trading in our common stock might also become subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trade involving a stock defined as a "penny stock" (generally, any equity security not listed on a national securities exchange or quoted on Nasdaq that has a market price of less than $5.00 per share, subject to certain exceptions). Many brokerage firms are reluctant to recommend low-priced stocks to their clients. Moreover, various regulations and policies restrict the ability of shareholders to borrow against or "margin" low-priced stocks, and declines in the stock price below certain levels may trigger unexpected margin calls. Additionally, because brokers' commissions on low-priced stocks generally represent a higher percentage of the stock price than commissions on higher priced stocks, the current price of the common stock can result in an individual shareholder paying transaction costs that represent a higher percentage of total share value than would be the case if our share price were higher. This factor may also limit the willingness of institutions to purchase our common stock. Finally, the additional burdens imposed upon broker-dealers by these requirements could discourage broker-dealers from facilitating trades in our common stock, which could severely limit the market liquidity of the stock and the ability of investors to trade our common stock.

Our stock price is volatile and, as a result, you could lose some or all of your investment.

        There has been a history of significant volatility in the market prices of securities of biotechnology companies, including our common stock. The high and low closing sale prices for our common stock were $6.05 and $0.28 in 2002. In 2003, the high and low closing sale prices were $6.47 and $0.37. The high and low closing sale prices during the period from January 2, 2004 through May 11, 2004, were $5.78 and $2.44. Our stock price has been and may continue to be affected by this type of market volatility, as well as our own performance. Our business and the relative price of our common stock may be influenced by a large variety of factors, including:

  •
  announcements by us or our competitors concerning acquisitions, strategic alliances, technological innovations and new commercial products;

  •
  the availability of critical materials used in developing and manufacturing our proposed STR product;

  •
  the progress and results of clinical trials;

  •
  developments concerning patents, proprietary rights and potential infringement;

  •
  the expense and time associated with, and the extent of our ultimate success in, securing regulatory approvals; and

  •
  our available cash.

        In addition, potential public concern about the safety of our proposed STR product and any other products we develop, comments by securities analysts, our ability to maintain the listing of our common stock on the Nasdaq system, and conditions in the capital markets in general and in the life science capital market specifically, may have a significant effect on the market price of our common stock. The realization of any of the risks described in this prospectus, as well as other factors, could have a material adverse impact on the market price of our common stock and may result in a loss of some or all of your investment in NeoRx.

        In the past, securities class action litigation often has been brought against companies following periods of volatility in their stock prices. We may in the future be the target of similar litigation. Securities litigation could result in substantial costs and divert our management's time and resources, which could cause our business to suffer.

Certain provisions in our articles of incorporation and Washington state law could discourage a change of control.

        Our articles of incorporation authorize our board of directors to issue up to 3,000,000 shares of preferred stock and to determine the price, rights, preference, privileges and restrictions, including voting rights, of those shares without any further vote or action by our shareholders.

        We have adopted a shareholder rights plan, which is intended to protect the rights of shareholders by deterring coercive or unfair takeover tactics. The board of directors declared a dividend to holders of our common stock of one preferred share purchase right for each outstanding share of common stock. In addition, under certain circumstances, holders of our Series B Convertible Preferred Stock are entitled to receive one preferred share purchase right for each share of common stock into which their Series B preferred stock may be converted. The rights are exercisable ten days following the offer to purchase or acquisition of beneficial ownership of 20% of the outstanding common stock by a person or group of affiliated persons. Each right entitles the registered holder, other than the acquiring person or group, to purchase from NeoRx one-hundredth of one share of Series A Junior Participating Preferred Stock at the price of $40, subject to adjustment. The rights expire April 10, 2006. In lieu of exercising the right by purchasing one one-hundredth of one share of Series A preferred stock, the holder of the right, other than the acquiring person or group, may purchase for $40 that number of shares of our common stock having a market value of twice that price.

        Washington law imposes restrictions on certain transactions between a corporation and significant shareholders. Chapter 23B.19 of the Washington Business Corporation Act prohibits a target corporation, with some exceptions, from engaging in particular significant business transactions with an acquiring person, which is defined as a person or group of persons that beneficially owns 10% or more of the voting securities of the target corporation, for a period of five years after the acquisition, unless the transaction or acquisition of shares is approved by a majority of the members of the target corporation's board of directors prior to the acquisition. Prohibited transactions include, among other things:

  •
  a merger or consolidation with, disposition of assets to, or issuance or redemption of stock to or from the acquiring person;

  •
  termination of 5% or more of the employees of the target corporation; or

  •
  receipt by the acquiring person of any disproportionate benefit as a shareholder.

        A corporation may not opt out of this statute. This provision may have the effect of delaying, deterring or preventing a change in control of NeoRx or limiting future investment in NeoRx by significant shareholders and their affiliates and associates.

        The provisions of our articles of incorporation, shareholder rights plan and Washington law discussed above may have the effect of delaying, deterring or preventing a change of control of NeoRx, even if this change would be beneficial to our shareholders. These provisions also may discourage bids for our common stock at a premium over market price and may adversely affect the market price of, and the voting and other rights of the holders of, our common stock. In addition, these provisions could make it more difficult to replace or remove our current directors and management in the event our shareholders believe this would be in the best interests of the corporation and our shareholders.

Certain provisions of our Series B Convertible Preferred Stock and certain outstanding warrants may prevent or make it more difficult for us to raise funds or take other actions.

        Certain provisions of the Preferred Stock and Warrant Purchase Agreement and Certificate of Designation for our Series B Convertible Preferred Stock may require us to obtain the approval of the holders of Series B preferred stock to amend, alter or repeal any provision of the Certificate of Designation which may be deemed to materially adversely affect the rights of the holders of Series B preferred stock or to authorize, create or issue any class or series of securities having liquidation or other rights superior to those of the Series B preferred stock. The Series B preferred stock also contains provisions requiring the adjustment of the conversion price and the number of issuable common shares if we issue (other than in connection with certain permitted transactions, such as strategic collaborations and acquisitions approved by the board of directors or transactions approved by a majority of the holders of the Series B preferred stock) shares of common stock at prices lower than the then current conversion price of the Series B preferred stock. Warrants issued to investors in our February 2004 common stock financing (the "2004 Financing") contain similar antidilution provisions. This means that if we need to raise equity financing at any time when the prevailing or discounted market price for our common stock is lower than the conversion price of the Series B preferred stock and/or the exercise price of the warrants, the conversion price and/or exercise price and number of shares issuable upon conversion or exercise will be adjusted and the dilution to shareholders increased. These provisions may make it more difficult for our management or shareholders to take certain corporate actions and could delay, discourage or prevent future financings. These provisions could also limit the price that certain investors might be willing to pay for shares of our common stock.

        The outstanding shares of Series B preferred stock, at a conversion price of $5.00 per share, are currently convertible into 3,150,000 shares of common stock. In addition, warrants accompanying the Series B preferred stock, at an exercise price of $6.00 per share, are exercisable for 630,000 shares of common stock. These shares of common stock, when issued upon conversion of the Series B preferred stock and exercise of the warrants, have been registered with the SEC and are generally available for immediate resale in the public market. We issued in the February 2004 Financing 1,845,000 shares of common stock and warrants, at an exercise price of $7.00 per share, exercisable into 922,500 shares of common stock. The shares of common stock issued in the 2004 Financing, and the shares of common stock issuable upon exercise of the warrants related thereto, have been registered with the SEC and are generally available for immediate resale in the public market. The market price of our common stock could fall as a result of such resales due to the increased number of shares available for sale in the market.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains forward-looking statements. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," "potential," "propose" or "continue," the negative of these terms or other terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined in the Risk Factors section above. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on our forward-looking statements, which apply only as of the date of this prospectus. We do not intend to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results except as required by law.

USE OF PROCEEDS

        The proceeds from the sale of the common stock offered in this prospectus are solely for the account of the selling shareholder. We will not receive any of the proceeds from such sale.

SELLING SHAREHOLDER

        In connection with a licensing agreement dated as of April 2, 2004, we issued to the selling shareholder named below 243,711 shares of our common stock in a private placement exempt from the registration requirements of the Securities Act of 1933. This prospectus relates to the resale from time to time by the selling shareholder of some or all of such shares.

        Pursuant to the terms of the private placement transaction, we filed a registration statement, of which this prospectus constitutes a part, in order to permit the selling shareholder to resell to the public the shares of our common stock acquired in that transaction. The selling shareholder has represented to us that it has obtained the shares for its own account for investment only and not with a view to, or resale in connection with, a distribution of the shares in violation of applicable securities laws.

        The following table sets out the number of shares of common stock beneficially owned by the selling shareholder and the number of shares of common stock offered by the selling shareholder.

	Shares Beneficially Owned Prior to Offering(1)			Shares Beneficially Owned After Offering(2)
Name			Number of Shares Being Offered
	Number	Percent(3)		Number	Percent
AmorMED, Inc.(4)	243,711	*	243,711	0	0.00%

*
Less than 1%.

(1)
For purposes of calculating beneficial ownership, shares of common stock which may be issued to that holder within 60 days of May 5, 2004 are deemed to be outstanding.

(2)
Assumes the sale of all shares offered in this prospectus and no other purchases or sales of our common stock.

(3)
Applicable percentage of ownership is based on 30,376,010 shares of our common stock outstanding on May 11, 2004.

(4)
Michael J. Abrams, President and CEO of AnorMED, Inc., and William J. Adams, Chief Financial Officer of AnorMED, Inc., each has voting and dispositive power over the shares held by AnorMED, Inc. As such, Messrs. Abrams and Adams may be deemed the beneficial owners of these shares, which ownership they disclaim.

PLAN OF DISTRIBUTION

        The selling shareholder may, from time to time, sell any or all of its shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These sales may be at fixed or negotiated prices. The selling shareholder may use any one or more of the following methods when selling shares:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales;

  •
  broker-dealers may agree with the selling shareholder to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling shareholder may also sell shares under Rule 144 under the Securities Act of 1933, if available, rather than under this prospectus.

        The selling shareholder may also engage in short sales against the box, puts and calls and other transactions in our securities or derivatives of our securities and may sell or deliver shares in connection with these trades.

        Broker-dealers engaged by the selling shareholder may arrange for other brokers-dealers to participate in sales. Broker-dealers may receive commissions or discounts from the selling shareholder (or, if any broker-dealer acts as agent for the purchaser of shares, from the purchaser) in amounts to be negotiated. The selling shareholder does not expect these commissions and discounts to exceed what is customary in the types of transactions involved. Any profits on the resale of shares of common stock by a broker-dealer acting as principal might be deemed to be underwriting discounts or commissions under the Securities Act. Discounts, concessions, commissions and similar selling expenses, if any, attributable to the sale of shares will be borne by the selling stockholder. The selling shareholder may agree to indemnify any agent, dealer or broker-dealer that participates in transactions involving sales of the shares if liabilities are imposed on that person under the Securities Act.

        The selling shareholder may from time to time pledge or grant a security interest in some or all of the shares of common stock owned by it and, if it defaults in the performance of its secured obligations, the pledgees or secured parties may offer and sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

        The selling shareholder also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus and may sell the shares of common stock from time to time under this prospectus after we have filed an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling shareholders to include the pledgee, transferee or other successors in interest as selling shareholders under this prospectus.

        The selling shareholder and any broker-dealers or agents that are involved in selling the shares of common stock may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. In such event, any commissions received by such broker-dealers or agents and any profit on the resale of the shares of common stock purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

        We are required to pay all fees and expenses incident to the registration of the shares of common stock. We have agreed to indemnify the selling shareholder against certain losses, claims, damages and liabilities related to registration of the shares of common stock for sale by the selling shareholder.

        The selling shareholder has advised us that it has have not entered into any agreements, understandings or arrangements with any underwriters or broker-dealers regarding the sale of their shares of common stock, nor is there an underwriter or coordinating broker acting in connection with a proposed sale of shares of common stock by the selling stockholder. If we are notified by the selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares of common stock, if required, we will file a supplement to this prospectus. If the selling shareholder uses this prospectus for any sale of the shares of common stock, it will be subject to the prospectus delivery requirements of the Securities Act.

        The anti-manipulation rules of Regulation M under the Securities Exchange Act of 1934 may apply to sales of our common stock and activities of the selling shareholder.

VALIDITY OF COMMON STOCK

        Certain legal matters in connection with the common stock offered by this prospectus have been passed upon for us by Perkins Coie LLP, Seattle, WA.

EXPERTS

        The consolidated financial statements of NeoRx Corporation as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003 have been incorporated by reference herein and in the registration statement in reliance upon the report of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

        We file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any document we file at the SEC's public reference room at 450 Fifth Street, NW, Washington, DC 20549. Please call the SEC at 1-800-SEC-0330 for further information about the public reference room. The SEC maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements, and other information regarding issuers, including us, that file documents with the SEC electronically. You can also inspect our SEC filings at the offices of The Nasdaq Stock Market, 1735 K Street, NW, Washington DC 20006.

        This prospectus is a part of a registration statement on Form S-3 that we filed with the SEC with respect to the shares offered by this prospectus. This prospectus does not contain all of the information that is in the registration statement. We omitted certain parts of the registration statement as allowed by the SEC. We refer you to the registration statement and its exhibits for further information about us and the shares offered by the selling shareholder.

        The SEC allows us to "incorporate by reference" the information we file with the SEC, which means that we can disclose important information to you by referring to those documents. The information incorporated by reference is an important part of this prospectus, and the information that we file later with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below and any future filings made with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 until this offering is completed:

  •
  our Annual Report on Form 10-K for the year ended December 31, 2003 (File No. 000-16614);

  •
  our Current Reports on Form 8-K filed on February 23, 2004, February 24, 2004, March 24, 2004, March 31, 2004, April 6, 2004, April 26, 2004 and April 29, 2004 (each File No. 000-16614); and

  •
  our Proxy Statement for the 2004 Annual Meeting of Shareholders (File No. 000-16614).

        You may request a copy of these filings, at no cost, by writing to or telephoning us at the address below. However, we will not provide copies of the exhibits to these filings unless we specifically incorporated by reference the exhibits in this prospectus.

Michael K. Jackson Corporate Controller and Chief Accounting Officer NeoRx Corporation 300 Elliott Avenue West, Suite 500 Seattle, Washington 98119 (206) 281-7001

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses, other than underwriting discounts payable, by the registrant in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee.

SEC registration fee	$84
Legal fees and expenses	$10,000
Accounting fees and expenses	$5,000
Printing fees	$2,000
Miscellaneous fees and expenses	$1,000
Total	$18,084

Item 15. Indemnification of Directors and Officers

        Sections 23B.08.500 through 23B.08.600 of the Washington Business Corporation Act authorize a court to award, or a corporation's board of directors to grant, indemnification to directors and officers on terms sufficiently broad to permit indemnification under certain circumstances for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"). Article XIII of the registrant's restated articles of incorporation, as amended, and Section 12 of the registrant's bylaws provide for indemnification of the registrant's directors, officers, employees and agents to the maximum extent permitted by Washington law and provide the directors and officers of the registrant also may be indemnified against liability they may incur for serving in those capacities pursuant to a liability insurance policy maintained by the registrant for such purpose.

        Section 23B.08.320 of the Washington Business Corporation Act authorizes a corporation to limit a director's liability to the corporation or its shareholders for monetary damages for acts or omissions as a director, except in certain circumstances involving intentional misconduct, knowing violations of law or illegal corporate loans or distributions, or any transaction from which the director personally receives a benefit in money, property or services to which the director is not legally entitled. Article XII of the registrant's restated articles of incorporation, as amended, contains provisions implementing, to the fullest extent permitted by Washington law, such limitations on a director's liability to the registrant and its shareholders.

Item 16. Exhibits

Exhibit Number	Description
5.1	Opinion of Perkins Coie LLP regarding the legality of the common stock
10.1	License Agreement dated as April 2, 2004, by and among AnorMED, Inc. and NeoRx Corporation (incorporated herein by reference to Exhibit 10.23 of Form 10-Q for the quarter ended March 31, 2004)
23.1	Consent of KPMG LLP, independent auditors
23.2	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1 hereto)
24.1	Power of Attorney (included on the signature page of this Registration Statement)

Item 17. Undertakings

A.
The undersigned registrant hereby undertakes:

        (1)   To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

            (i)  to include any prospectus required by Section 10(a)(3) of the Securities Act of 1933:

           (ii)  to reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement;

          (iii)  to include any material information with respect to the plan of distribution not previously disclosed in this registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, S-8 or Form F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the registration statement.

        (2)   That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

        (3)   To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

B.
The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

C.
Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunder duly authorized, in the City of Seattle, State of Washington, on May 14, 2004.

NeoRx Corporation
By:	/s/ GERALD MCMAHON
Name: Gerald McMahon
Title: Chief Executive Officer

POWER OF ATTORNEY

        Each person whose individual signature appears below hereby authorizes and appoints Gerald McMahon, Karen Auditore-Hargreaves and Anna L. Wight, and each of them, with full power of substitution and resubstitution and full power to act without the others, as his true and lawful attorney-in-fact and agent to act in his name, place and stead and to execute in the name and on behalf of each person, individually and in each capacity stated below, and to file any and all amendments to this Registration Statement, including any and all post-effective amendments and amendments thereto, and any registration statement relating to the same offering as this Registration Statement that is to be effective upon filing pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the U.S. Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing, ratifying and confirming all that said attorneys-in-fact and agents or any of them or their or his or her substitutes may lawfully do or cause to be done by virtue thereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons in the capacities indicated below on May 14, 2004.

Signature	Title

/s/ JACK L. BOWMAN Jack L. Bowman	Chairman of the Board
/s/ FRED B. CRAVES Fred B. Craves, Ph.D.	Vice Chairman of the Board
/s/ ALAN A. STEIGROD Alan A. Steigrod	Director
/s/ CARL S. GOLDFISCHER Carl S. Goldfischer, M.D.	Director
/s/ E. ROLLAND DICKSON E. Rolland Dickson, M.D.	Director
/s/ GERALD MCMAHON Gerald McMahon	Chief Executive Officer (Principal Executive Officer)
/s/ MIKE JACKSON Mike Jackson	Chief Accounting Officer (Principal Financial and Accounting Officer)

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Perkins Coie LLP regarding the legality of the common stock
10.1	License Agreement dated as April 2, 2004, by and among AnorMED, Inc and NeoRx Corporation (incorporated herein by reference to Exhibit 10.23 of Form 10-Q for the quarter ended March 31, 2004)
23.1	Consent of KPMG LLP, independent auditors
23.2	Consent of Perkins Coie LLP (contained in the opinion filed as Exhibit 5.1 hereto)
24.1	Power of Attorney (included on the signature page of this Registration Statement)

QuickLinks

TABLE OF CONTENTS
NEORX CORPORATION
RISK FACTORS
SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
USE OF PROCEEDS
SELLING SHAREHOLDER
PLAN OF DISTRIBUTION
VALIDITY OF COMMON STOCK
EXPERTS
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX